Exhibit 17.1

                               Harold R. Hunt Jr.
                         950 South Coast Dr., Suite 265
                              Costa Mesa, CA 92626
                                 (714) 360-0513

June 7, 2006



Alisa Taggart, Acting President
Rudy 45
2633 Lincoln Blvd., Suite 117
Santa Monica, CA 90405

Dear Ms. Taggart:

         This letter is to inform you that the 8-K and public announcement filed on June 6, 2006 have been filed with inaccurate and unauthorized information. Both filings stated there were no disagreements between the Registrant (Rudy 45) and myself relating to the operations, policies and practices of the Registrant. This statement is false and I did not agree to the inclusion of this statement in either filing.

         Under the SEC's rules for the use of Form 8-K; Item 5.02(1)(iii) and 5.02(2) state that a brief description of the circumstances representing the disagreement that the registrant believes caused the director's removal must be included in the 8-K. In addition, if the director has furnished the registrant with any written correspondence concerning the circumstances surrounding their removal, the registrant will file a copy of the document as an exhibit to the 8-K. Also, the rules under Item 5.02(3)(i), (ii) and (iii) state that the registrant must provide the director with a copy of the disclosures it is making no later than the day the registrant files the 8-K with the SEC. The registrant must provide the director with the opportunity to furnish the registrant with a letter addressed to the registrant stating whether the director agrees with the statements made by the registrant in the 8-K. If the director does not agree with the statement made in the 8-K the letter must include the respects in which the director does not agree and the letter must be filed as an exhibit by an amendment to the 8-K within two business days after receipt by the registrant.

         None of the above requirements were met in respects to the 8-K filed on June 6, 2006. I am demanding that you amend the 8-K and the public announcement regarding the statement stating that I had no disagreements with the Registrant regarding the operations, policies, and practices. I am stating on the record that I HAVE disagreements with the Registrant.

         I was approached by Kevin Quinn (Quinn) in April of 2006, a consultant for the Registrant, regarding becoming the sole director and to hold all officer positions in Rudy 45. Quinn stated that the current sole director and president was looking to resign to pursue other opportunities. I agreed and an 8-K was filed stating that I would assume my responsibilities on May 1, 2006. On May 1, 2006, I meet with Tom Wagner (Wagner); the Registrant's Chief Compliance Officer and Quinn to go over transition issues. During the meeting Quinn informed Wagner and myself about a Letter of Intent (LOI) that the Company had entered into with

Early Detect Inc. (EDI). After a discussion, it was agreed that we needed to cancel the LOI per the terms of the LOI. In addition, Quinn informed us that Domer, LLC had exercised its option to convert 50,000,000 preferred shares of the Registrant's stock to free trading common stock on a one for one basis. Wagner and I questioned the legitimacy of the issuance of the original preferred shares and requested the back up as to the reason the shares were issued.

         On approximately May 10, 2006, Quinn faxed to us five invoices from Domer, LLC for consulting services totaling $250,000. After research into the invoices, we determined that the invoices were not legitimate. In addition, we were told by council that a Business Development Corporation (BDC) was prohibited from issuing Registrant stock as payment for consulting services. We concluded that the 50,000,000 shares were improperly issued and were not valid and needed to be canceled. Also, at this time it was decided that a letter canceling the EDI LOI needed to be sent. On May 24, 2006 a letter was mailed certified with return receipt canceling the LOI on behalf of Rudy 45.

         Upon Quinn's return on May 25, 2006 from his trip; he was informed that I sent a letter canceling the LOI and that the 50,000,000 were improperly issued and needed to be canceled. Quinn became very angry, stating that I had no authority to cancel the LOI and Domer, LLC will not surrender the 50,000,000 shares and demanded resignations from Wagner and myself. We questioned his authority to demand our resignations. Quinn stated that he controlled the 50,000,000 shares and was within his rights as majority stockholder. On May 26, 2006, Quinn informed Wagner and myself that he had re-instated the LOI with EDI and again asked for resignations from Wagner and myself. At this time Quinn had NO authority from an officer or director of the Registrant to re-instate the LOI.

         On May 31, 2006, Wagner and myself became aware that four public notices dated May 16th, 23rd, 24th, and the 31st were released stating the Board of Directors and management of Rudy 45 have created and implemented a revised business plan and entered into a new LOI with EDI Marketing, a subsidiary of Early Detect. The release on May 31st quoted myself directly. No board member or management of Rudy 45 was notified before release and did not authorize their consent, especially myself.

         The board received confirmation from legal council and the SEC that Rudy 45, a BDC, CAN NOT issue stock in any form as payment for consulting services. We also learned that Quinn was a disbarred attorney and had been sanctioned twice by the SEC, was permanently banned from serving as a director or officer of a public company; and he was prohibited from controlling a public company directly or indirectly. It was clear that Quinn was not conforming to the SEC's order.

         On June 5th we became aware that another press release was issued announcing that the BDC was exploring a potential transaction with a publicly traded natural products company. Again, we were not notified before release, we did not agree with the content, and we did not authorize the issuance of this press release.

         The officers of the company began to act on behalf of the stockholders to stop the continuation of the above mentioned transactions. We closed the Registrant's bank account and opened a new one because Quinn was improperly a signatory on the bank account and possessed a debit card. The next day the bank informed us that they were reversing the closure of the old account per the demand of Quinn based on the fact that Wagner and myself were not a director and officers of the Registrant as stated in an 8-K that was filed at 5:17 PM EST on June 6, 2006. This was the first time we had heard anything about the filing of this 8-K. We were astonished that the 8-K stated that we were removed as officers and director on June 2nd and that I had no disagreements. Wagner and myself were never contacted regarding our removal as officers and director.

         I am demanding that you amend the 8-K to properly reflect my disagreements and attach this letter as an exhibit to the amended 8-K. I am also demanding that all press releases up through June 2nd be corrected immediately; in that the board, management and myself did not agree with nor authorize the issuance of these press releases. All corrections must have my pre-approval before release. As far as the 8-K, my disagreement is that Quinn does not have the authority to remove any director and subsequently any officer of the Company. The fact is that Quinn received control of the 50,000,000 shares of the Company's stock by improperly causing issuance of the stock to Domer, LLC for reasons stated above. Also, Quinn has been restricted by the SEC from controlling directly or indirectly a public company which he has continually done so from the time I accepted my positions with the Registrant. I also disagree with Quinn acting on behalf of the Registrant without authorization from management and not informing management on what was going on.

         You may contact me to coordinate 8-K and press release corrections. All corrections must be completed by June 16, 2006.

Sincerely,

/s/HR Hunt Jr.
-------------------
Harold R. Hunt Jr.